FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event regarding interim dividend dated September 30, 2009

Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone : (56 2) 351 1187
Fax     : (56 2) 351 1717
E Mail : rpena@bbvaprovida.cl

Santiago, Chile – September 30, 2009.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

INTERIM DIVIDEND

On September 28, 2009, the Board of Directors has approved the distribution of a Ch$ 57.58 per share interim dividend on account of 2009 fiscal year, it will be paid locally on October 30, 2009. This dividend is subject to a 35% additional withholding tax for foreign investors and subject to eventual future tax credits for the 2009 fiscal year, which will be determined on April 2010.

Each ADS represents fifteen shares. Local record date will be October 24, 2009.

Gross dividend	Ch$ 57.58 per share
Less 35% additional withholding tax	Ch$ 20.15 per share
Net dividend	Ch$ 37.43 per share

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	September 30, 2009	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	September 30, 2009	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.